Mail Stop 4561



	February 16, 2006



Deborah K. Fulton, Esq.
Senior Vice President, Secretary and General Counsel
Midway Games, Inc.
2704 West Roscoe Street
Chicago, IL 60618

	Re:	Midway Games, Inc.
		Registration Statements on Form S-3
		Filed on December 5, 2005
		File Nos. 333-130130, 333-130131, 333-130132 and 333-
130133
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 14, 2005
	Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30,
2005 and 	December 31, 2005 Filed on May 9, 2005, August 9, 2005
and
November 2, 	2005, respectively

Dear Ms. Fulton:

      We have reviewed your filing and have the following comments.
These comments relate to the financial statements and related disclosures; legal comments will be sent under separate cover. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A.  Controls and Procedures, page 41

1. We note your response to our prior comment no. 1 to the Staff`s letter dated December 30, 2005 where you confirmed that your CEO and
CFO did conclude that the Company`s disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed in the Company`s Form 10-K for the year-ended December 31, 2004 and your Form 10-Qs for the quarters ended March 31, 2005, June 30, 2005 and
September 30, 2005 was reported within the time periods specified in the rules and forms of the SEC. Please confirm that the Company will revise your disclosures in future filings to include this information.

Note 2 - Acquisitions, page F-16

2. We note your response to our prior comment no. 3 to the Staff`s letter dated December 30, 2005 where you indicate that the Company had Master Design and Development Agreements with each of the companies acquired in fiscal 2004 and 2005 prior to the acquisitions.
You further indicate that the primary purpose of these business combinations was to acquire the development personnel within each business and to strengthen the Company`s internal product development teams, making the Company less reliant on third party developers. Your response to comment no. 22 in the Staff`s letter dated January
6, 2006 indicates that reliance on internal developers, as opposed to third-party developers, also provides potential savings on the cost of development because assets may be shared more easily internally than with third-party developers. Tell us the amount of costs incurred under each of the Master Design and Development Agreements for each period presented. Also, tell us what consideration you gave to expanding the Company`s MD&A disclosures to include a discussion of these Agreements and the impact the acquisitions have had or will have on the Company`s product development costs and results of operations. We refer you to Item 303(a)(3)(ii) of Regulation S-K and
FR-72.

Note 8:  Preferred Stock and Warrants, page F-23

3. We note your response to our prior comment no. 5 to the Staff`s letter dated December 30, 2005 where you indicate that the Company has sufficient authorized and unissued shares available to settle the conversion of the preferred stocks according to the terms of the agreements. We further note the references in Exhibit 3.1 Certificate of Designation Preferences and Rights of Series D Convertible Preferred Stock to "Maturity Conversion Price", "Maturity
Threshold Price", and "Default Conversion Price". It appears that some of these items (i.e. Default Conversion Price and Maturity Threshold Price) have features that are variable in nature. Tell us how you considered these conversion features in concluding that the
Company has sufficient authorized and unissued shares. Explain the circumstances under which the preferred stock would be converted based on these terms and tell us how you determined that such event(s) were within the Company`s control.

General

4. We note your response to our prior comments no. 4, 5 and 7 and your discussion of the Registration Rights Agreements. Revise to disclose, in detail, the Company`s accounting policy for Registration
Rights Agreements issued in connection with your (a) convertible debt, (b) convertible preferred stock and (c) warrants. Include in your disclosures a discussion of the Company`s considerations in determining whether the registration rights agreement and the financial instrument should be viewed as one combined freestanding instrument or accounted for as separate freestanding instruments.

*              *              *              *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. With regards to the Form 10-K and Forms 10-Q comments, please respond within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact April Coleman at (202) 551-3458 if you have questions or comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at (202) 551-3457 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.
	Sincerely,


	Kathleen Collins
	Accounting Branch Chief

cc:	Via facsimile:  646-366-3724
	Pamela E. Flaherty, Esq.
	Blank Rome LLP

Deborah K. Fulton, Esq.
Midway Games, Inc
February 16, 2006
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